File No. 1-14712

[France Telecom Letterhead]

February 17, 2010

FRANCE TELECOM S.A. HAS REQUESTED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

Via Hand Delivery and EDGAR

Office of Global Security Risk

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Attention:  Ms. Cecilia Blye

Re:

Form 20-F for the Fiscal Year Ended December 31, 2008

Filed April 23, 2009

File No. 1-14712

Dear Ms. Blye:

We are responding to your request for supplemental information on our contacts with Iran, Syria, Sudan and Cuba (collectively, the “four countries”), with the governments of the four countries, or with entities controlled by those governments, as set forth and described in paragraphs 1 and 2 of your letter of December 7, 2009 (your “Letter”).  The information contained herein concerns France Telecom S.A. and its consolidated subsidiaries and affiliates (“France Telecom” or the “Company”).

For reasons of business confidentiality, in a separate letter dated the date hereof, we are requesting that certain information not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C. §552 or otherwise.  Accordingly, pursuant to Rule 83 (17 C.F.R. 200.83) adopted under the Freedom of Information Act, and in compliance with the applicable procedures, a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the Commission’s EDGAR system.

In response to your request, we present below detailed answers in the following order: (i) a materiality analysis, (ii) the nature and extent of our contacts by country, and (iii) information regarding each of the specific contacts mentioned in your Letter.

* FOIA Confidential Treatment Requested by France Telecom (File No. 1-14712) Voluntarily Submitted

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1.

Materiality Analysis

France Telecom’s contacts with Iran, Syria, Sudan and Cuba are a de minimis part of France Telecom’s activities.  Accordingly, we do not believe that a reasonable investor would consider France Telecom’s current business activities in the four countries to be material from either a quantitative or qualitative standpoint.  We note that U.S. sanctions programs related to each of the four countries permit, to varying degrees, activities in connection with the provision of telecommunications services related to these countries.

In each of 2009, 2008 and 2007, France Telecom’s total revenues (including consolidated subsidiaries and affiliates) from our business relations with the four countries amounted to substantially less than 1% of France Telecom’s total revenues of €38.14 billion (2009, first nine months), €53.48 billion (2008) and €52.95 billion (2007).  Accordingly, we do not believe that our business activities in the four countries constitute a material investment risk for our security holders.

Furthermore, France Telecom has not experienced, and does not expect to experience, any material adverse effect on its reputation or the value of its securities as a result of its activities in the four countries.  France Telecom is not aware of any shareholder or other inquiries or actual or planned divestments by shareholders of its securities resulting from its activities in the four countries.  In light of the above, we do not believe that risk factor and other language and information concerning the four countries is appropriate to include in our annual report on Form 20-F, or that such disclosure could reasonably be expected to have a material impact on investor sentiment.

2.

Nature and Extent of Contacts

We discuss below in this Part 2 (and in Part 3, with answers to your specific questions) contacts with each of the four countries, which illustrates that France Telecom’s activities in these countries are ancillary and immaterial in relation to its global business activities.  For your convenience, we have also provided a summary of mobile telephone roaming agreements with the four countries in a chart attached as Exhibit 1, marked as “FT 0001”.

a.  Iran

Our subsidiaries, which are generally separately incorporated in various countries, including [*] have roaming agreements with telecommunications providers in Iran.  In [*], our subsidiary has signed a roaming agreement with Iran but that agreement is not yet active.

Equant S.A., a French entity, is the Company’s subsidiary conducting business with Iran most regularly.  Equant S.A.’s business in Iran is primarily to provide managed communications services [*].  As you may be aware, [*].[*].

* FOIA Confidential Treatment Requested by France Telecom (File No. 1-14712) Voluntarily Submitted

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In connection with the foregoing, Equant S.A. also provides [*] in Iran. In this respect, Equant S.A. has an Iranian branch that was established in March 1976 (“Equant Iran”) and [*].  Equant Iran currently has [*].  Equant Iran liaises, as required, with government departments for local compliance matters.  Equant S.A. may prospect for new business in Iran from time to time.

Equant S.A. does not own any network in Iran, [*].  The telecommunications network within Iran is independently operated by the Telecommunications Company of Iran.

[*], a subsidiary incorporated in France, also pursues potential business opportunities in Iran from time to time, as they arise, and [*].  [*], however, is not currently engaged in any projects there.

b.   Syria

Our subsidiaries, which are generally separately incorporated in various countries, including [*] have roaming agreements with telecommunications providers in Syria.

Equant S.A. also does business in Syria, and in many respects, Equant S.A.’s business in Syria is similar to its business in Iran.  Its business is primarily to provide managed communications services [*].  Equant S.A., through a Syrian branch established in September 1981 (“Equant Syria”), [*].  In this respect, Equant Syria has [*] and [*].  Equant Syria liaises, as required, with government departments for local compliance matters.  Equant S.A. may prospect for new business in Syria from time to time.

Equant S.A. does not own any network in Syria, [*].  The telecommunications network within Syria is independently operated by the Syrian Telecom Establishment (“STE”).

Sofrecom, a subsidiary incorporated in France, currently has a project in Syria to assist STE with modernizing its fixed line network.  The total contract value is [*].  Sofrecom continues to pursue potential business opportunities in Syria from time to time, as they arise.

c.  Sudan

Our subsidiaries, which are generally separately incorporated in various countries, including [*] have roaming agreements with telecommunications providers in Sudan.

As part of its arrangements with [*], and as explained below in Part 3 of this letter in response to one of your specific questions, the Company also has some [*] customers in Sudan.

d.  Cuba

Our subsidiaries, which are generally separately incorporated in various countries, including in [*] have roaming agreements with telecommunications providers in Cuba.

As part of its arrangements with [*], and as explained below in Part 3 of this letter in response to one of your specific questions, the Company also has some [*] customers in Cuba.

* FOIA Confidential Treatment Requested by France Telecom (File No. 1-14712) Voluntarily Submitted

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In the past, [*] has pursued potential business opportunities in Cuba, [*].  [*] continues to pursue potential business opportunities in Cuba from time to time, as they arise.

3.

Specific Contacts Cited in your Letter

In response to the specific inquiries contained in paragraph 1 of your Letter, and as indicated above, France Telecom through its subsidiary in [*], has roaming agreements with operators in the four countries, and through its subsidiary in [*] has roaming agreements with operators in Sudan.  Please refer to Exhibit 1 for a summary of the Company’s principal roaming agreements.

 In response to the other specific inquiries which are not addressed above, or which require further detail, please note that:

-

With respect to your reference to Syria and Sudan having fixed-line access to IP VPN services from Orange:  This statement is correct as a general matter, but requires additional explanation in order to be properly understood.  Customers in Syria and Sudan may access our network, including for business services such as IP VPN, but because the Company does not own networks in Syria or Sudan, any fixed line access necessarily needs to be achieved through the local operator, and is subject to local regulatory restrictions.  In addition, as noted above, the vast majority of the Company’s business in Syria derives from the [*].  The Company has even less business in Sudan than it does in Syria.  In fact, the Company does not have any customers [*].  Your question did not specifically cover Cuba, however, the current situation is comparable in certain respects to that in Sudan:  [*].[*].

-

With respect to your reference to France Telecom being part of the IMEWE and EASSy consortiums with Sudanese and Syrian telecom providers to provide services in certain countries including Sudan and Syria:  Generally speaking, France Telecom, as part of its international backbone capacity, is party to various agreements and consortiums including with operators in the four countries.  In this connection, France Telecom is part of both the IMEWE and EASSy consortiums.  The IMEWE consortium is made up of nine telecom operators.  The cable originates in India and terminates in France, and connects to Syria along the way.  Neither Sudan nor Syria are parties to the consortium.  The EASSy consortium is made up of 26 telecom operators, and several development banks, including the African Development Bank and the European Investment Bank and the International Finance Corporation (IFC).  The cable is not currently operational.  The cable will originate in South Africa and terminate in Sudan, and Sudan Telecom Limited is one of the 26 operators.  For both consortiums, the amount of revenue related to the two referenced countries remains de minimis as to the Company.

-

With respect to your reference to [*] leasing fiber optic line from Iran:  This is not the case.  [*] leases bandwidth capacity (commonly known as “IRUs” or “indefeasible rights of use”) to the Iranian border from an unaffiliated [*] entity, which also provides cross-border interconnection services through Iran.  [*], however, does not lease fiber optic line from Iran and otherwise has no direct contact with Iran or any Iranian entity.

* FOIA Confidential Treatment Requested by France Telecom (File No. 1-14712) Voluntarily Submitted

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-

With respect to your reference to GlobeCast America broadcasting channels from Iran and Syria:  By way of background, GlobeCast, a subsidiary of France Telecom, operates a global satellite and fiber network to manage and transport video and other rich media of its customers for delivery to direct-to-home satellite platforms; cable, IPTV, mobile and broadband headends.  GlobeCast America Incorporated, the Americas business unit of GlobeCast, like other satellite and fiber capacity providers, usually functions as a simple set of “pipes” for purchasers of capacity who wish to distribute content from one point to another point or multiple points.  In addition, GlobeCast America operates the WorldTV platform, an international bouquet of multicultural and sports programming carried via direct-to-home (“DTH”) satellite in the United States.  The channels provided on the WorldTV platform are made available by the channel programmers either by subscription or without subscription (i.e., free-to-air).  In the case of free-to-air transmissions, the capacity providers are often not informed as to the nature and origin of channels and content.

-

With respect to your reference to [*] having run projects for Cuba:  This is not the case. [*] has prospected for business in Cuba, and continues to prospect for business from time to time, but has not performed any projects in Cuba to date.

In connection with responding to your comments, France Telecom acknowledges that:

•

it is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Stéphane Pallez

Stéphane Pallez

cc:

Larry Spirgel, Securities and Exchange Commission

Jennifer Hardy, Securities and Exchange Commission

Linda Hesse, Jones Day

* FOIA Confidential Treatment Requested by France Telecom (File No. 1-14712) Voluntarily Submitted

File No. 1-14712

EXHIBIT 1 (FT 0001)
France Telecom
Principal Roaming Agreements with Referenced Countries
[*]

* FOIA Confidential Treatment Requested by France Telecom (File No. 1-14712) Voluntarily Submitted